UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of November 2009

000-30842

(Commission File Number)

ASAT Holdings Limited

(Registrant’s name)

14th Floor

138 Texaco Road

Tsuen Wan, New Territories

Hong Kong

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):             .

On November 13, 2009, ASAT Holdings Limited (the “Company”) issued and dispatched by post a circular to shareholders to convene an extraordinary general meeting of shareholders on December 8, 2009 for the purpose of amending its Articles of Association. A copy of the circular is attached as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASAT HOLDINGS LIMITED

Date: November 16, 2009	By:	/S/ KEI HONG CHUA
	Name:	Kei Hong Chua
	Title:	Chief Financial Officer

INDEX TO EXHIBITS

Exhibit No.	Description
99.1	Circular to Shareholders, dated November 13, 2009, to convene an extraordinary general meeting of shareholders on December 8, 2009 for the purpose of amending the Company’s Articles of Association.

Exhibit 99.1

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the action to be taken, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately.

ASAT HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

CIRCULAR TO SHAREHOLDERS

November 13, 2009

Dear Shareholders

1	Introduction

1.1	The purpose of this Circular is to provide you with notice of a forthcoming extraordinary general meeting (“EGM”) of ASAT Holdings Limited (the “Company”) which is to take place at the offices of ASAT Semiconductor (Dongguan) Limited at Zhen An Hi-Tech Industrial Park, Zhen An Road, Chang An Town, Dongguan City, Guangdong, PRC 523850 on December 8, 2009 at 10 a.m.

1.2	The EGM has been convened in order to invite the Company’s shareholders to consider and, if thought fit, approve certain amendments to the Company’s Articles of Association, the details of which are summarised below and set out in the notice of EGM enclosed with this Circular.

2	Amendments to Company’s Articles of Association

2.1	Article 41

(a)	It is recommended by the board that Article 41 be deleted in its entirety.

(b)	At present, Article 41 requires the board to obtain shareholder consent to any disposition by the Company of all or substantially all of its assets.

(c)	In the board’s view, retaining this clause in the Company’s Articles of Association is no longer in the Company’s best interests because it reduces the speed with which the directors could effect such a disposition, which may prejudice the disposition itself and the ongoing operations of the Company.

2.2	Article 44

(a)	It is recommended that Article 44 be amended by:

(i)	truncating the period of time between the despatch of notice of a general meeting of the Company and the date for holding such a meeting; and

(ii)

removing the requirement that a general meeting called for the purpose of passing a “Special Resolution”[1] (defined below) to place the Company into voluntary winding up (other than a shareholders’ voluntary winding up) be convened on not less than 7 days notice.

(b)	At present, Article 44 requires that a general meeting of the Company be convened on at least 21 days’ notice. It is the board’s position that this is an unnecessarily long period of time bearing in mind the relatively small number of registered shareholders of the Company to whom such notice would be given in respect of any EGM, and the delay that such a long period of time may cause in terms of enabling the Company to carry on its business.

[1]

A Special Resolution is a resolution that has been passed by a majority of not less than two-thirds of such shareholders of the Company who, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of which notice specifying the intention to propose the resolution in question as a special resolution has been duly given. A Special Resolution also includes a unanimous written resolution of the Company’s shareholders.

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(c)	In addition, the board’s position is that it is unnecessary for the Company’s Articles to continue to contain a mandatory requirement that a general meeting may only be convened on at least 7 days’ notice if it is for the purpose of the shareholders passing a special resolution to wind up the company voluntarily (other than when a shareholders’ voluntary winding up is being proposed). This requirement should be removed from the Articles altogether because it serves no purpose in circumstances where the Company may only place itself into voluntary winding up on a special resolution passed by its shareholders, and it may only apply to the Grand Court of the Cayman Islands to place itself into a court-ordered winding up if the shareholders have authorised this action. The directors themselves do not have authority to place the company into voluntary winding up on a resolution of their own. Accordingly, Article 44 is unnecessary and/or redundant insofar as it contains this seven-day restriction.

3	Procedure for Amending Articles of Association

3.1	The amendments to the Company’s Articles of Association must be approved by a special resolution of the Company’s shareholders. In general, a special resolution is a resolution approved by a majority of at least two-thirds of the registered holders of the Company’s ordinary shares. Voting at the EGM will be by way of poll at the insistence of the Chairman, as provided for at Article 57 of the Company’s Articles of Association.

4	Formalities

4.1	The EGM will be held at Zhen An Hi-Tech Industrial Park, Zhen An Road, Chang An Town, Dongguan City, Guangdong, PRC 523850 on December 8, 2009 at 10 a.m. If you are a registered holder of ordinary shares of the Company then you may attend in person or you may appoint a proxy to attend and vote on your behalf. Note that for convenience you may elect to appoint the Chairman of the EGM to be your proxy by indicating as such on the form of proxy enclosed with this circular. Please note the instructions on the form of proxy for submitting the same in good time prior to the holding of the EGM.

Yours faithfully

/s/ Jonathan Ross
Signed by Jonathan Ross

Company Secretary

For and on behalf of the Board of Directors of

ASAT HOLDINGS LIMITED

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ASAT HOLDINGS LIMITED

(THE “COMPANY”)

NOTICE OF EXTRAORDINARY GENERAL MEETING OF THE COMPANY

Notice is hereby given that an Extraordinary General Meeting of the Company (the “EGM”) will be held at Zhen An Hi-Tech Industrial Park, Zhen An Road, Chang An Town, Dongguan City, Guangdong, PRC 523850 on December 8, 2009 at 10 a.m. for the purpose of considering and, if thought fit, passing and approving the following resolutions:

1.	As a Special Resolution

THAT Article 41 of the Articles of Association of the Company be deleted in its entirety.

2.	As a Special Resolution

THAT Article 44 of the Articles of Association of the Company be deleted in its entirety and replaced with the following:

“An annual general meeting and all general meetings of the Company shall be called by not less than three days’ notice in writing. The notice shall be exclusive of the day in which it is served or deemed to be served and of the day for which it is given and it shall specify the place, day and time of the meeting and, in the case of special business, the general nature of that business. A notice convening an annual general meeting shall specify the meeting as such and the notice convening a meeting to pass one or more Special Resolutions shall specify the intention to propose the resolution as a Special Resolution. Notice of every general meeting shall be given to all Shareholders other than any who, under the provisions of these Articles or the terms of issue of the Shares they hold, are not entitled to receive such notices from the Company, and also to the Auditors for the time being of the Company.

Provided that a general meeting of the Company which is called by shorter notice than that specified in this Article shall be deemed to have been duly called if it is so agreed:

(i)	in the case of a meeting called as an annual general meeting, by all the Shareholders entitled to attend and vote at the meeting; and

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(ii)	in the case of any other meeting, by a majority in number of the Shareholders having the right to attend and vote at the meeting, being a majority together holding not less than 95 per cent. In nominal value of the Shares giving that right.”

By order of the Board

/s/ Jonathan Ross
Company Secretary, on behalf of the Board of Directors

Dated: this 13th day of November, 2009.

Registered Office:

c/o Maples Corporate Services Limited

PO Box 309, Ugland House

Grand Cayman

KY1-1104

Cayman Islands

* A form of proxy has been included with this Notice.

NOTES

1	A shareholder entitled to attend and vote at the above EGM is entitled to appoint one or more proxies to attend and vote in his/her stead. A proxy need not be a shareholder of the Company.

2	A form of proxy for use at the EGM is enclosed. Whether or not you propose to attend the EGM in person, you are strongly advised to complete and sign the enclosed form of proxy in accordance with the instructions printed on it and then send it to, or deposit it (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority) at the offices of ASAT Holdings Limited at 14/F Texaco Centre, 138 Texaco Road, Tsuen Wan, N.T. Hong Kong or send it by facsimile to (852) 2409 6513, in each case marked for the attention of General Counsel not later than forty-eight hours before the time appointed for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote or, in the case of a poll taken subsequently to the date of a meeting or adjourned meeting, not less than twenty-four hours before the time appointed for the taking of the poll in accordance with the Articles of Association of the Company. Returning the completed form of proxy will not preclude you from attending the EGM and voting in person if you so wish.

3	If two or more persons are jointly regarded as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose seniority shall be determined by the order in which the names stand on the Company’s register of shareholders in respect of the relevant shares.

4	The quorum for the EGM is two persons holding in person or representing by proxy not less than one-third in nominal value of the issued shares and entitled to vote on the resolutions to be considered at the EGM.

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ASAT HOLDINGS LIMITED

(the “Company”)

FORM OF PROXY FOR REGISTERED SHAREHOLDERS

I/We
Please Print Name(s)

of
Please Print Address(es)

being (a) shareholder(s) of the Company with                      shares respectively hereby appoint the Chairman of the EGM (as defined below) or of
or failing him/her
of

as my/our proxy to vote for me/us and on my/our behalf at the Extraordinary General Meeting of the Company (the “EGM”) to be held the offices of ASAT Semiconductor (Dongguan) Limited at Zhen An Hi-Tech Industrial Park, Zhen An Road, Chang An Town, Dongguan City, Guangdong, PRC 523850 and at any adjournment of the EGM. My proxy is instructed to vote on resolutions in respect of the matters specified in the Notice of the EGM as indicated below:

Resolution		For	Against	Abstain

1.	As a Special Resolution THAT Article 41 of the Articles of Association of the Company be deleted in its entirety.

2.

As a Special Resolution

THAT Article 44 of the Articles of Association of the Company be deleted in its entirety and replaced with the following:

“An annual general meeting and all general meetings of the Company shall be called by not less than three days’ notice in writing. The notice shall be exclusive of the day in which it is served or deemed to be served and of the day for which it is given and it shall specify the place, day and time of the meeting and, in the case of special business, the general nature of that business. A notice convening an annual general meeting shall specify the meeting as such and the notice convening a meeting to pass one or more Special Resolutions shall specify the intention to propose the resolution as a Special Resolution. Notice of every general meeting shall be given to all Shareholders other than any who, under the provisions of these Articles or the terms of issue of the Shares they hold, are not entitled to receive such notices from the Company, and also to the Auditors for the time being of the Company.

Provided that a general meeting of the Company which is called by shorter notice than that specified in this Article shall be deemed to have been duly called if it is so agreed:

(i)	in the case of a meeting called as an annual general meeting, by all the Shareholders entitled to attend and vote at the meeting; and

(ii)	in the case of any other meeting, by a majority in number of the Shareholders having the right to attend and vote at the meeting, being a majority together holding not less than 95 per cent. In nominal value of the Shares giving that right.”

Please tick to indicate your voting preference. If you do not complete this section, your proxy will vote or abstain at his/her discretion, as he/she will on any other business that may be raised at the EGM.

Dated:	day of	2009.

Signed:

Name:

NOTES

1	The instrument appointing a proxy shall be in writing under the hand of the appointer or of his attorney authorised in writing or, if the appointer is a corporation, either under its seal or under the hand of an officer, attorney or other person authorised to sign it.

2	If any proxy other than the Chairman of the EGM is preferred, please strike out the words “the Chairman of the EGM or” and insert the name and address of the proxy desired in the space provided. You are entitled to appoint one or more proxies to attend and vote in your stead. Your proxy need not be a member of the Company, but must attend the EGM in person to represent you.

3	If this form is returned without an indication as to how the proxy shall vote, the proxy will exercise his/her discretion as to whether he/she votes and if so how.

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4	This form of proxy is for use by shareholders only. If the appointer is a corporate entity this form of proxy must either be under its seal or under the hand of some officer or attorney duly authorised for that purpose.

5	To be valid, this form must be completed and sent to or deposited (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority) at the offices of ASAT Holdings Limited at 14/F Texaco Centre, 138 Texaco Road, Tsuen Wan, N.T. Hong Kong or sent by facsimile to (852) 2409 6513, in each case marked for the attention of General Counsel not later than forty-eight hours before the time appointed for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote or, in the case of a poll taken subsequently to the date of a meeting or adjourned meeting, not less than twenty-four hours before the time appointed for the taking of the poll in accordance with the Articles of Association of the Company.

6	Any alterations made to this form must be initialled by you.

7	The completion and return of this form will not prevent you from attending the EGM and voting in person should you so wish.

8	In the case of joint holders:

8.1	the senior should sign the form, but the names of all other joint holders should be stated on the form;

8.2	the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders.

For these purposes, seniority is determined by the order in which your names stand in the Company’s register of shareholders in respect of the relevant shares.

9	A proxy may vote on a show of hands or on a poll.

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